January 9, 2014

VIA EDGAR TRANSMISSION

Mr. Larry L. Greene
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C.  20549

RE:	The Aegis Funds (the “Trust”)
CIK: 0001251896
File Nos. 333-192535

Dear Mr. Greene:

Due to a clerical error, the 1st pre-effective amendment to the Trust’s Registration Statement filed on Form N-14/A on January 8, 2014 was incorrectly filed under 1933 Act number 333-106971.  The Trust, therefore, requests that the 1933 Act number on the submission filing (Accession No. 0000894189-14-000103) be corrected.  The correct 1933 Act number should be 333-192535.  All other submission information was correct.

If you have any questions, please do not hesitate to contact me at 414-765-6620.

Sincerely,

/s/ Alia S. Vasquez
Alia S. Vasquez, Esq. For U.S. Bancorp Funds Services, LLC